UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission File Number:  000-49650

TORM A/S

(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of Announcement No. 2 - 2010 issued by TORM A/S on March 1, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM A/S (registrant)
Dated: March 2, 2010	By:	/s/ Mikael Skov
Name: Mikael Skov
Title: Chief Executive Officer

SK 03810 0001 1076835

Exhibit 99.1

ANNOUNCEMENT NO. 2 – 2010

1 March 2010

Mikael Skov steps down from the position as CEO in TORM A/S

In September 2008, Mikael Skov took over the position as CEO of TORM until Jacob Meldgaard starts as new CEO on 1 April 2010. Mikael Skov has been with TORM since 1984.

As Mikael Skov has not wished to be reinstated in his former position as COO, as originally planned, Mikael Skov and TORM’s Board have decided that the right time for Mikael Skov to leave the Company is after the release of TORM's annual report 2009 on 11 March 2010. In the period until 1 April when new CEO Jacob Meldgaard starts, CFO Roland M. Andersen will take over the responsibility as acting CEO.

Chairman of the Board N. E. Nielsen says: "On behalf of the Board of Directors I would like to thank Mikael for taking on the position as CEO during the past 1½ years. I respect Mikael’s decision and wish him all the best for the future. At the same time, I personally would like to thank Mikael for his excellent and valued cooperation in TORM and for his great efforts during the past 25 years where he has been part of developing the Company into what it is today."

From 1 April 2010, TORM’s Executive Management will consist of CEO Jacob Meldgaard and CFO Roland M. Andersen.

Contact:	Deputy Chairman Christian Frigast: +45 2632 6400 (in the absence of Chairman N. E. Nielsen).

About TORM
TORM is one of the world's leading carriers of refined oil products as well as a significant participant in the dry bulk market. The Company runs a fleet of approximately 140 modern vessels, principally through a pooling cooperation with other respected shipping companies who share TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM's shares are listed on the NASDAQ OMX Copenhagen (ticker: TORM) and on NASDAQ in New York (ticker: TRMD). For further information, please visit www.torm.com.

Safe Harbor Forward Looking Statements
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward looking statements are based on management's current evaluation, and TORM is only under obligation to update and change the listed expectations to the extent required by law.

ANNOUNCEMENT NO. 2 – 2010
1 MARCH 2010	TORM A/S – MIKAEL SKOV STEPS DOWN FROM THE POSITION AS CEO IN TORM A/S	1/1